UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

GRUPO TELEVISA AND TELEMUNDO ENTER INTO LICENSE
AGREEMENTS FOR DIGITAL AND WIRELESS DISTRIBUTION
RIGHTS OF TELEMUNDO CONTENT IN MEXICO

MEXICO CITY AND MIAMI – October 20, 2008 – Grupo Televisa, S.A.B. ("Televisa"; NYSE:TV; BMV:TLEVISA CPO) and Telemundo Communications Group Inc. ("Telemundo"), a leading producer of high-quality content for Hispanics in the U.S. and audiences around the world, today announced that a subsidiary of Televisa and Telemundo have entered into license agreements to distribute Telemundo’s original content through digital and wireless platforms in Mexico.

The agreements complement and are part of the strategic alliance announced last March to distribute Telemundo’s original content in Mexico across multiple platforms, including, broadcast TV, PayTV and emerging digital platforms. As part of the agreements, Televisa will make Telemundo’s original content, including its highly popular telenovelas currently broadcast on Televisa’s Channel 9, available on all of Televisa’s digital platforms including:

•	www.esmas.com.mx, the leading entertainment portal in Mexico with 300 million page views and 41 million visits in August 2008 according to Google Analytics;

•	www.esmastv.com.mx, Televisa’s online subscription-based streaming video service;

•	www.tvolucion.com, Televisa’s newly launched video-on-demand website and;

•
Televisa will also offer images, ring tones and text messaging services based on Telemundo’s content to mobile phone users in Mexico through Esmas Movil, the leading cell phone content provider in Mexico.

Alfonso de Angoitia, Executive Vice President, Grupo Televisa, said, “This strategic agreement enhances Televisa’s digital media offerings by enabling audiences and advertisers in Mexico to further benefit from Telemundo’s content across Televisa’s broad spectrum of digital platforms.”

Don Browne, President, Telemundo Communication Group, said, "This is another great step forward in our relationship with Grupo Televisa. Televisa is a world class company with a great brand. Joining our expertise and strengths will bring dynamic and quality programming to a significantly greater consumer base in Mexico."

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About Grupo Televisa, S.A.B
Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of an internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

About Telemundo
Telemundo, a U.S. Spanish-language television network, is the essential entertainment, news, and sports source for Hispanics and a leading international player in the entertainment industry with presence in more than 100 countries worldwide. Broadcasting unique national and local programming for the fastest growing segment of the U.S. population, Telemundo reaches 93% of U.S. Hispanic viewers in 210 markets through its 16 owned-and-operated stations, 45 broadcast affiliates, and 800 cable affiliates. Telemundo is wholly owned by NBC Universal, one of the world's leading media and entertainment companies.
Media Contacts:

Grupo Televisa S.A.B
Michel Boyance	Manuel Compeán
María José Cevallos	Media Relations
Investor Relations	(5255) 5728-3815
(5255) 5261-2445	mcompean@televisa.com.mx
ir@televisa.com.mx

Telemundo Communications Group
Michelle Alban
Telemundo Network
(305) 889-7585
michelle.alban@nbcuni.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 20, 2008	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President